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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  ------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               CHYRON CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   171605 10 8
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                               ALAN I. ANNEX, ESQ.
                           CAMHY KARLINSKY & STEIN LLP
                            1740 BROADWAY, 16TH FLOOR
                            NEW YORK, NEW YORK  10019
                                 (212) 977-6600
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)


                                  July 25, 1995
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 171605 10 8                                         PAGE 2 OF 10 PAGES

- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        CC ACQUISITION COMPANY A, L.L.C.
        I.R.S. IDENTIFICATION NO. 13-3834164
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /

- -------------------------------------------------------------------------------
  3  SEC USE ONLY


- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

        WC
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
- -------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                      13,600,000 SHARES
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                     -0-
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING                    10,000,000 SHARES
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH                       -0-
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,600,000
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
     SHARES*


- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.50%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

        00
- -------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 171605 10 8                                         PAGE 3 OF 10 PAGES

- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        CC ACQUISITION COMPANY B, L.L.C.
        I.R.S. IDENTIFICATION NO. 13-3834165
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /

- -------------------------------------------------------------------------------
  3  SEC USE ONLY


- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

        WC
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
- -------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                      11,765,892 SHARES
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                     -0-
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING                    11,765,892 SHARES
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH                       -0-
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,765,893
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
     SHARES*


- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.41%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

        00
- -------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILlING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 171605 10 8                                         PAGE 4 OF 10 PAGES

- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        ALLAN R. TESSLER
        S.S. NO. ###-##-####
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /

- -------------------------------------------------------------------------------
  3  SEC USE ONLY


- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*


- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
- -------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                      25,365,892 SHARES
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                     -0-
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING                    25,365,892 SHARES
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH                       -0-
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        25,365,892
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
     SHARES*


- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.91%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

        IN
- -------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 171605 10 8                                         PAGE 5 OF 10 PAGES

- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        MICHAEL WELLESLEY-WESLEY

- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /

- -------------------------------------------------------------------------------
  3  SEC USE ONLY


- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*


- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        GREAT BRITAIN
- -------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                      25,365,892 SHARES
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                     -0-
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING                    -0-
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH                       -0-
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        25,365,893
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
     SHARES*


- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.91
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

        IN
- -------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Chyron Corporation, a New York corporation (the "Company"), which has its principal executive offices at 5 Hub Drive, Melville, New York 11747.


ITEM 2.   IDENTITY AND BACKGROUND

     This statement is being filed by CC Acquisition Company A, L.L.C., a Delaware limited liability company ("CCACA"), and CC Acquisition Company B, L.L.C., a Delaware limited liability company ("CCACB"), each of which has an address in care of Camhy Karlinsky & Stein LLP, 1740 Broadway, New York, New York 10019-4315 and each of which was formed for the purpose of effecting the transactions described herein. The name, business address, and present principal occupation or employment of each executive officer and controlling person of each of CCACA and CCACB are set forth below:

Name                      Business Address         Occupation
- ----                      ----------------         ----------

Allan R. Tessler          International Financial  Co-Chairman and Co-Chief
                            Group, Inc.              Executive Officer of
                          3490 Clubhouse Drive       Data Broadcasting
                          Box 7443                   Corporation
                          Jackson, Wyoming  83001

Michael Wellesley-Wesley  Parrot House             Chairman and Chief Executive
                          Holtye Cowden              Officer of the Company
                          Kent TN897ED England

     Mr. Tessler is the President and sole manager of each of CCACA and CCACB. Mr. Wellesley-Wesley is a Vice President of each of CCACA and CCACB.

     During the last five years none of the persons listed above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Tessler is a citizen of the United States and Mr. Wellesley-Wesley is a citizen of Great Britain.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     To effect the transactions described herein Mr. Tessler, A.E.L.P., Inc., a corporation owned by Mr. Tessler, and other persons contributed an aggregate of $5,000,000 from their own available funds as capital contributions to CCACA.

ITEM 4.   PURPOSE OF TRANSACTION

     On May 26, 1995, CCACA and CCACB entered into a stock purchase agreement (the "Pesa Agreement") by and among CCACA, CCACB, and Pesa, Inc. ("Pesa") with respect to the purchase of an aggregate of 59,414,732 shares of Common Stock as follows: (i) 30,000,000 shares of Common Stock to be purchased by CCACA for an aggregate purchase price of $15,600,000, 10,000,000 shares (the "First Tranche of Shares") of which shares were delivered on May 26, 1995 concurrently with the payment by CCACA of $5,000,000 to Pesa and 20,000,000 of which shares were placed in escrow as described below; and (ii) 29,414,732 shares of Common Stock to be purchased by CCACB for an aggregate purchase price of $14,119,071.36 payable in installments commencing six months following the closing (the "Closing") of the transaction contemplated by the Pesa Agreement and the Sepa Agreement (as defined below).

     On May 26, 1995, CCACA also entered into a stock purchase agreement (the "Sepa Agreement") by and among CCACA, Sepa Technologies Ltd., Co. ("Sepa"), and John A. Servizio with respect to the purchases by CCACA of an aggregate of 5,000,000 shares of Common Stock and the receipt by CCACA of a right of first refusal to acquire 9,000,000 shares of Common Stock.

     In connection with the aforementioned transactions, the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") with CCACA, dated as of May 26, 1995, pursuant to which CCACA has, under certain circumstances, demand and incidental (piggyback) registration rights with respect to the First Tranche of Shares.

     Also in connection with the Pesa Agreement, CCACA entered into an escrow agreement (the "Pesa Escrow") by and among Pesa, CCACA, and First Union National Bank of North Carolina, a national banking association, as Escrow Agent (the "Escrow Agent") with respect to 20,000,000 shares of Common Stock. Of such 20,000,000 shares placed in escrow pursuant to the Pesa Agreement, 10,000,000 of such shares (the "Second Tranche of Shares") have been registered in the name of CCACA, and CCACA has, as of May 26, 1995, sole voting power with respect to the Second Tranche of Shares, subject until the Closing, to forfeiture of such ownership and voting rights under certain terms of the Pesa Agreement. Of the balance of the 10,000,000 shares (the "Third Tranche of Shares") placed in escrow pursuant to the Pesa Agreement, Pesa retains the sole voting power until the Closing.

     In connection with the Sepa Agreement CCACA entered into an escrow agreement (the "Sepa Escrow") by and among Sepa, CCACA, and the Escrow Agent with respect to 14,000,000 shares of Common Stock. Until the Closing, Sepa retained the sole voting power with respect to such 14,000,000 shares.

     Copies of the Pesa Agreement, the Sepa Agreement, the Registration Rights Agreement, the Pesa Escrow and the Sepa Escrow are filed herewith under the Item 7 as Exhibits A, B, C, D, and E, respectively, and are incorporated herein in their entirety by this reference thereto.

     On May 26, 1995, Michael Wellesley-Wesley was elected a director of the Company.

     On July 25, 1995, CCACA entered into an agreement, dated July 25, 1995 (the "Leubert Agreement") between CCACA and Albert O.P. Leubert Ltd., a New York corporation ("Leubert") pursuant to which CCACA was granted a right of first refusal to acquire 300,000 shares of Common Stock, which shares were acquired by Leubert from Sepa and which reduced from 9,000,000 to 8,700,000 the right of first refusal to acquire shares of Common Stock as set forth in the Sepa Agreement.

     Also on July 25, 1995, CCACA and CCACB entered into an assignment and assumption agreement (the "Assignment Agreement") by and among CCACA, CCACB, WPG Corporate Development Associates IV, L.P., a Delaware limited partnership ("CDA"), WPG Corporate Development Associates IV (Overseas), L.P., a Cayman Islands exempt limited partnership ("CDAO"), WPG Enterprise Fund II, L.P., a Delaware limited partnership ("WPGII"), Weiss, Peck & Greer Venture Associates III, L.P., a Delaware limited partnership ("WPGIII"), Westpool Investment Trust plc, a public limited partnership organized under the laws of England ("WIT"), Lion Investments Limited, a limited company organized under the laws of England ("Lion") and Charles M. Diker (such individual together with CDA, CDAO, WPGII, WPGIII, WIT and Lion, the "New Investor Group") and certain other persons (such persons together with the New Investor Group, the "Assignees"), pursuant to which (i) CCACA assigned to the Assignees its rights under the Pesa Agreement to acquire the Second Trance of Shares and the Third Trance of Shares, (ii) CCACA assigned its rights under the Sepa Agreement to acquire 5,000,000 shares of Common Stock, (iii) CCACA assigned its right of first refusal to acquire 5,400,000 of the 9,000,000 shares of Common Stock as set forth in the Sepa Agreement and the Leubert Agreement described above, and (iv) CCACB assigned its rights under the Pesa Agreement to acquire 17,648,839 shares of Common Stock.

     The Closing, as contemplated by the Pesa Agreement and there Sepa Agreement, occurred on July 25, 1995. Immediately following the Closing (i) the Board of Directors of the Company (the "Board") approved a resolution increasing the size of the Board from seven members to nine members; (ii) Adolfo Nunez Astray, Alfred O.P. Leubert, Miguel S. Moraga and John A. Servizio resigned as directors of the Company and members of committees of the Board; and (iii) Steven N. Hutchinson, Wesley W. Lang, Eugene M. Weber, Alan J. Hirschfield, and Sheldon D. Camhy were appointed by the existing members of the Board as new directors.

     In connection with the Closing, CCACB entered into an escrow agreement (the "Installment Escrow") by and among Sepa, CCACA, and the Assignees with respect to 29,414,732 shares of Common Stock. CCACA has the power to vote 11,765,892 of such shares. Such shares are to be released from the Installment Escrow to CCACA upon the making of certain payments by CCACA to Sepa under the Sepa Agreement.



     On July 25, 1995 CCACA and CCACB entered into a shareholders agreement (the "Shareholders Agreement") by and among CCACA, CCACB, and the New Investor Group, pursuant to which, the parties agreed, among other things, (i) that the Board would be constituted to have nine members (ii) that until such date as CCACA and CCACB collectively ceases to beneficially own 8% of the issued and outstanding shares of Common Stock, they shall have the right to nominate three members to the Board (the "CCAC Directors"), (iii) that until such date as the New Investor Group cease to beneficially own 8% of the issued and outstanding shares of Common Stock, CDA, CDAO, WPGII, and WPGIII (collectively "WP Group") have the right to nominate one member to the Board, WIT and Lion (collectively "WIP\Lion") have the right to nominate one member to the Board, and the WP Group and WIP\Lion shall together have the right to nominate one member to the Board (such three members are referred to as the "WP Group Directors"), (iv) that they would agree on who should serve as the three other directors, and (v) to vote or cause to be voted all of the shares of Common Stock of which such party is the beneficial owner in favor of the actions contemplated by (i), (ii), and (iii) above. While the provisions of the Shareholders Agreement create an obligation upon CCACA and CCACB and the WP Group to vote in a certain manner, CCACA and CCACB disclaim beneficial ownership of any shares of Common Stock held by the WP Group.

     The Registration Rights Agreement (filed under Item 7 as Exhibit C) expired by its terms at the Closing on July 25, 1995. In connection with the aforementioned transactions, the Company entered into a new Registration Rights Agreement (the "New Registration Rights Agreement") with CCACA, CCACB, and the Assignees, dated as of July 26, 1995, pursuant to which the Assignees have, under certain circumstances, demand and incidental (piggyback) registration rights with respect to the 64,414,732 shares of Common Stock.

     Copies of the Leubert Agreement, the Assignment Agreement, the Shareholders Agreement, the New Registration Rights Agreement, and the Installment Escrow are filed herewith under the Item 7 as Exhibits G, H, I, J, and K, respectively, and are incorporated herein in their entirety by this reference thereto.

     On July 25, 1995, the Board elected Michael Wellesley-Wesley to Chairman and Chief Executive Officer of the Company.

     Except as set forth above, none of CCACA, CCACB, Tessler, or Wellesley-Wesley have any present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b)



Entity                                   Percentage     Sole Voting Power     Shared Voting    Sole Disposition   Shared Disposition
- ------                                    of Class                                Power             Power               Power
- ------------------------------------------------------------------------------------------------------------------------------------

CCACA (1)                                  15.50%         13,600,000(1)             -           10,000,000(1)               -


CCACB (2)                                  13.41%         11,765,892(2)             -           11,765,892(2)               -

Allan R. Tessler                           24.81%         25,365,892(3)             -           21,765,892(3)               -

Michael Wellesley-Wesley                   28.91%         25,365,892(4)             -                 -                     -
- ------------------------------------------------------------------------------------------------------------------------------------



     (1) Of such shares, 10,000,000 shares are held of record by CCACA as of May 26, 1995, and 3,600,000 would be delivered to CCACA upon an exercise of the rights of first refusal described in the Sepa Agreement and the Leubert Agreement. Pursuant to the Sepa Agreement and the Leubert Agreement CCACA has the power to vote such 3,600,000 shares. See Item 4 above.

     (2) All of such shares are held of record by CCACB as of July 25, 1995. All of such shares held in escrow pursuant to the Installment Escrow. See Item 4 above.

     (3) Mr. Tessler is the President and sole manager of each of CCACA and CCACB. Mr. Tessler disclaims beneficial ownership of such shares.

     (4) Mr. Wellesley-Wesley is a Vice President of each of CCACA and CCACB. Mr. Wellesley-Wesley disclaims beneficial ownership of such shares.

     (c) Except as described in Item 4 above, no transactions in the Company's securities by any of the referenced persons have been effected during the past sixty (60) days.

     (d) None of the referenced persons know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 4 above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     A. Stock Purchase Agreement, dated as of May 26, 1995, by and among CCACA, CCACB, and Pesa (Previously Filed).

     B. Stock Purchase Agreement dated as of May 26, 1995, by and among CCACA, Sepa, and John A. Servizio (Previously Filed).

     C. Registration Rights Agreement, dated as of May 26, 1995, by and between the Company and CCACA (Previously Filed).

     D. Escrow Agreement, dated as of May 26, 1995, by and among Pesa, CCACA, and First Union National Bank of North Carolina, a national banking association, as Escrow Agent (Previously Filed).

     E. Escrow Agreement, dated as of May 26, 1995, by and among Sepa, CCACA, and First Union National Bank of North Carolina, a national banking association, as Escrow Agent (Previously Filed).

     F. Joint Filing Agreement, among CCACA, CCACB, Allan R. Tessler and Michael Wellesley-Wesley (Previously Filed).

     G.   Agreement dated as of July 25, 1995, between CCACA and Leubert.

     H. Assignment and Assumption Agreement, dated as of July 25, 1995, by and among CCACA, CCACB, and the Assignees.

     I. Shareholders Agreement, dated as of July 25, 1995, among CCACA, CCACB, CDA, CDAO, WPGII, WPGIII, WIT, LION, and Charles M. Diker.

     J. Registration Rights Agreement, dated as of July 25, 1995, by and among the Company, CCACA, CCACB, and the Assignees.

     K. Escrow Agreement, dated as of July 25, 1995, by and among Pesa, CCACB, and the Assignees.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    July 27, 1995                       CC ACQUISITION COMPANY A, L.L.C.
- ---------------------
        Date

                                        By: /s/s Michael Wellesley-Wesley
                                            -----------------------------
                                            Michael Wellesley-Wesley
                                            Vice President


                                        CC ACQUISITION COMPANY B, L.L.C.



                                        By: /s/s Michael Wellesley-Wesley
                                            -----------------------------
                                            Michael Wellesley-Wesley
                                            Vice President


                                        /s/ Allan R. Tessler
                                        --------------------
                                        ALLAN R. TESSLER



                                        /s/s Michael Wellesley-Wesley
                                        -----------------------------
                                        MICHAEL WELLESLEY-WESLEY